Exhibit 99.1

Date: February 10, 2026	324-8th Avenue SW, 3rd floor
Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Subject: CENOVUS ENERGY INC.

Dear Sirs/Madames:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	March 10, 2026
Record Date for Voting (if applicable):	March 10, 2026
Beneficial Ownership Determination Date:	March 10, 2026
Meeting Date:	May 6, 2026
Meeting Location (if available):	Virtual Meeting (online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	15135U109	CA15135U1093

Sincerely,

Computershare Investor Services Inc.
Agent for CENOVUS ENERGY INC.